SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into effective as of March 13, 2003 by and between Nexus Telocation Systems Ltd. (hereinafter “Nexus”), a company organized under the laws of the State of Israel, with offices at 1 Korazin Street, Givatayim, Israel, and each of the persons and entities whose names and addresses are set forth in Exhibit A attached hereto and who are signatories hereto (each of them, a “Purchaser”, and, severally and not jointly, the “Purchasers”). Additional purchasers may join this Share Purchase Agreement during a period of six (6) months following the Closing (as defined below) subject to the approval of the Lead Purchaser (as defined below) by executing a joinder letter in the form attached hereto as Exhibit B (each an “Additional Purchaser” and collectively, the “Additional Purchasers”) and upon execution thereof each Additional Purchaser shall be deemed a “Purchaser” hereunder; and the names and details of the Additional Purchasers, as well as the number of Shares purchased by them, shall be added to Exhibit A.

W I T N E S S E T H

WHEREAS   The Purchasers desire to purchase shares in Nexus and Nexus wishes to sell and issue shares to the Purchasers on the terms as set forth herein.

NOW THEREFORE, in consideration of the covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1.	Agreement to Purchase and Sell

1.1.

Shares.  Subject to and in accordance with the terms and conditions of this Agreement, at the Closing Nexus shall sell and issue, and the Purchaser shall purchase such number of Ordinary Shares of Nexus, nominal value NIS 0.03 each (the “Shares”) to be allocated between the Purchasers as set opposite their names in Exhibit A, at a price per share of 4.4 US cents (US$0.044) (the “Price Per Share”), and a total consideration as set forth in Exhibit A (the “Purchase Price”).

1.2.

Warrants. Subject to and in accordance with the terms and conditions of this Agreement, at the Closing Nexus shall issue to the Purchasers warrants for the purchase of an aggregate number Ordinary Shares as set forth in Exhibit A, as may be calculated by multiplying the Shares by 0.70, so as that each Purchaser shall receive a warrant representing (when duly executed) seven (7) Ordinary Shares of Nexus, for each ten (10) shares acquired by such Purchaser under this Agreement as set forth opposite such Purchaser’s name in Exhibit A, at an exercise price per share of 4.4 US cents (US$0.044) (subject to recapitalizations, adjustments and the like) (the “Warrants”). The Warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of (i) a Merger and Acquisition transaction, as defined in the Warrants, or (ii) three years from the date of Closing and shall substantially be in the form attached hereto as Exhibit 1.2.

1.3.

Certain of the Purchasers may, in their discretion, extend a convertible bridge loan to the Company pursuant to such terms and conditions as shall be agreed upon between the Company and such Purchasers. The entire amount extended as a loan will be applied towards an investment by such Purchasers as part of their respective portion of the Purchase Price at a price per Share equal to the Price Per Share; and following such application and the issuance to such Purchasers of the Shares to be issued to it hereunder in respect of said loan, the loan shall be deemed fully repaid and discharged.

2.	Closing

2.1.

Closing Date.  The Closing of the transaction contemplated hereby (the “Closing”) shall take place on  ______, 2003, at the offices of Yigal Arnon & Co., 1 Azrieli Center, Round Building, 46th Floor, Tel Aviv, Israel, or such other time and place as shall be agreed upon between the parties.

2.2.

Transfer of Funds and Issuance of Certificate.  At the Closing, which shall take place upon the completion of all requirements and conditions for Closing setout in this Agreement (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered), the following actions will take place, all of which shall be deemed to have occurred simultaneously:

		(i)	the Purchase Price shall be transferred to Nexus, by wire transfer into the account of Nexus, Bank Ha’Poalim, Branch 615, Account # 543210;

(ii)

Nexus shall deliver to the Purchasers copies of the resolutions of the Board of Directors and shareholders meeting attached hereto as Exhibit 2.2(ii), approving (A) the execution and performance of this Agreement including the issuance of Shares and the Warrants, and (B) the execution and performance of the Management Agreement (as defined below).

(iii)

Nexus shall deliver to the Purchasers a copy of the approvals of the transactions contemplated hereby from: (i) the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the “OCS”); and (ii) the Investment Center; and (iii) the Anti-Trust Controller; and (iv) any other approval that may be required. Copies of said approvals shall be attached hereto as Exhibit 2.2(iii).  In addition, Nexus shall deliver to the Purchasers the approval of the OCS regarding the sale of Nexus Data Inc. resulting in the change of ownership of Nexus Data (1993) Ltd.

		(iv)	Nexus shall deliver to each Purchaser a validly executed Warrant certificate in the form attached hereto as Exhibit 1.2.

		(v)	Nexus shall have recorded the issuance of the Shares in the name of the Purchasers on the records of Nexus as evidenced in Exhibit 2.2(v) attached hereto.

(vi)

a certificate from the chief executive officer of Nexus in the form attached hereto as Exhibit 2.2(vi), certifying that the conditions for Closing specified in this Agreement have been fulfilled and certifying as to the matters set forth in Section 3.

(vii)

Nexus and the Lead Purchaser shall have entered into a Management Services Agreement in the form attached hereto as Exhibit 2.2(vii) (the “Management Agreement”), pursuant to which the Lead Purchaser shall provide management services to Nexus in consideration for an annual management fee of one hundred eighty United States dollars (US$180,000), and the Management Agreement have been approved by the general meeting of the shareholders of Nexus.

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		(viii)	an opinion of Yigal Arnon & Co. Law Offices, counsel to Nexus, in the form attached hereto as Exhibit 2.2(viii) addressed to the Purchasers and dated as of the date of Closing.

(ix)

Nexus shall deliver written consents of each shareholder of Nexus who has pre-emptive rights with respect to issuance of securities in Nexus, by which such shareholders agree to the termination of their pre-emptive rights in the form attached as Exhibit 2.2(ix)A; and a confirmation of Nexus in the form attached hereto as Exhibit 2.2(ix)B that all previously granted pre-emptive rights in Nexus have been terminated.

		(x)	Nexus shall deliver to DBSI Investments Ltd. (the “Lead Purchaser”) a proxy in the form attached hereto as Exhibit 2.2(x) executed by A.M.S. Electronics Ltd. (hereinafter “AMS”).

		(xi)	Nexus shall deliver a written agreement with Bank Hapoalim in the form attached hereto as Exhibit 2.2(xi).

2.3.

Nexus hereby agrees, undertakes and covenants that it shall promptly after the Closing, but in no event later than within 30 days thereafter, (i) issue validly executed share certificates covering the Ordinary Shares issued in the name of the Purchasers and deliver it to the Purchasers; and (ii) Nexus shall pay the stamp duty required, and any other taxes, expenses and fees on the issuance of the Shares, and shall notify the Israeli Registrar of Companies of the issuance of the Shares promptly after the Closing and shall deliver a copy of such notice duly stamped by the tax authorities and by the Israeli Registrar of Companies to the counsel of the Lead Purchaser.

3.	Representations and Warranties of Nexus.

Nexus hereby represents and warrants to the Purchasers that, as of the date hereof and as of date of Closing, the following representations and warranties are true and accurate in all respects, and acknowledges that the Purchasers are entering into this Agreement in reliance thereon:

	3.1.	Organization; Power; etc.

(a)

Nexus is a public company duly organized and validly existing under the laws of the State of Israel. Tracsat S.A., which is a Subsidiary (as defined below) of Nexus, is a company duly organized and validly existing under the laws of the State of Argentina (“Tracsat”). Attached hereto in Exhibit 3.1(a) are true and correct copies of the Certificate of Incorporation of Nexus and Tracsat and their Articles of Association and other organizational documents as in effect on the date hereof (the “Corporate Documents”).

(b)

Nexus has all requisite power and authority to execute, deliver and perform this Agreement, to issue to the Purchasers the Shares, the Warrants and the Ordinary Shares upon exercise of the Warrants and to consummate the transactions contemplated hereby, subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders meeting of Nexus and any other approvals as detailed in this Agreement.  The execution, delivery and performance by Nexus of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate actions of Nexus.  Following the execution of this Agreement, this Agreement will constitute a valid and binding obligation of Nexus, enforceable in accordance with its terms.

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(c)

Nexus and the Subsidiaries have all requisite corporate power and authority to carry on their business as now conducted and as proposed to be conducted; and  to own and operate its property and assets, to perform all its obligations under all agreements and instruments to which it is a party or by which they are bound.

(d)

Nexus and the Subsidiaries are duly qualified to transact business in each jurisdiction in which the failure so to qualify is reasonably likely to have a material adverse effect on their assets, financial condition, operating results, prospects or business of Nexus or its Subsidiary as presently conducted and as proposed to be conducted.

3.2.

Capitalization.  At the Closing the authorized capitalization of Nexus shall consist of 3,300,000 New Israeli Shekel divided into 110,000,000 Ordinary Shares, par value NIS 0.03 each, of which 27,725,432 Ordinary Shares are issued and outstanding on the date hereof, (including 16,435,500 Ordinary Shares to be granted at the Closing as a result of the conversion of a convertible debenture dated January 15, 2002 to AMS). All of the outstanding Ordinary Shares have been duly and validly authorized and issued, and are fully paid and non-assessable, with no personal liability attaching to the ownership thereof. Other than the outstanding options of Nexus’ share capital issued, which are set forth in Exhibit 3.2A attached hereto, there are no outstanding or enforceable subscriptions, options, warrants, calls, rights (including preemptive rights), convertible securities, commitments, or any other agreements of any character for the purchase of or acquisition from Nexus of any shares of its capital stock or any security convertible into, or exchangeable for, or evidencing the right to subscribe for, any of its shares or securities. The rights, privileges and obligations of all outstanding shares are as set forth in the Corporate Documents and the relevant share purchase agreements as in effect at the Closing listed in Exhibit 3.2A attached hereto, and there are no additional or other rights, privileges or obligations applying to such shares. At the Closing, the outstanding share capital of Tracsat is as set forth in Exhibit 3.2B attached hereto, and other that as set forth therein, there are no outstanding or enforceable subscriptions, options, warrants, calls, rights (including preemptive rights), convertible securities, commitments, or any other agreements of any character for the purchase of or acquisition from Tracsat of any shares of its capital stock or any security convertible into, or exchangeable for, or evidencing the right to subscribe for, any of its shares or securities.

3.3.

Voting Rights; Directors.Nexus is not a party or subject to any agreement, obligation, commitment or understanding, and, to the best of the Nexus’ knowledge, there is no agreement, obligation, commitment or understanding between any persons and/or entities, or among its shareholders, which affects or relates to the voting or giving of written consents with respect to any security or by which any individual or individuals may be elected to the Board of Directors of Nexus or its Subsidiaries.

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3.4.

Subsidiaries.  The subsidiaries of Nexus are listed in Exhibit 3.4 attached hereto (the “Subsidiaries”). Except as detailed in Exhibit 3.4, there are no other share capital, preemptive rights, convertible securities, outstanding warrants, options or other rights to subscribe for, purchase or acquire from any Subsidiaries or from Nexus, any share capital of such Subsidiaries and there are no contracts or binding commitments providing for the issuance of, or the granting of rights to acquire, any share capital of any Subsidiaries. All issued and outstanding share capital of the Subsidiaries was duly authorized, and is validly issued and outstanding and fully paid and nonassessable.

3.5.	Patents and other Intellectual Property.

3.5.1.

Registered Intellectual Property.  Exhibit 3.5.1 attached hereto sets forth a true, complete and accurate list of the patents, registered copyrights, mask design rights, URL’s and trademarks, (all including pending or granted applications) which are owned by Nexus or to which Nexus has a proprietary interest (the “Registered Intellectual Property”) specifying status and jurisdiction of each filing. Nexus has complied with all the requirements of, and have filed all documentation required and/or necessary in connection with the registration or perfection of the Registered Intellectual Property in the respective jurisdictions in which Nexus has sought intellectual property protection. Nexus did not pay all required fees in connection with the Registered Intellectual Property as further detailed in Exhibit 3.5.1.  Except as set forth in Exhibit 3.5.1, all the Registered Intellectual Property is fully valid and in effect and there is no prior registration or any other possible claim or challenge, which renders, or may render, any of the Registered Intellectual Property applications and/or related documentation invalid. Furthermore, to Nexus’ best knowledge, Nexus is entitled to be granted all intellectual property rights with respect to any and all of the Registered Intellectual Property and it is not aware of any reason whatsoever that any such Registered Intellectual Property will not be registered for the sole and exclusive ownership of Nexus. With respect to the Registered Intellectual Property, which rights have not yet been granted, if and when granted, shall be fully owned by Nexus, free and clear of all liens, claims and restrictions, third party claims of ownership or rights and/or any kind of payment undertakings, except for a floating charge of the first degree granted to Bank Hapoalim B.M, and Nexus shall have the exclusive right to freely use such Registered Intellectual Property.

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3.5.2.

Rights to Intellectual Property.  Except as set forth in Exhibit 3.5.2 attached hereto and other than with respect to off-the-shelf software products, Nexus fully owns and/or has the good, valid, unexpired, full right to use, free and clear of all liens, claims, restrictions and any kind of payment liability or undertaking, all Registered Intellectual Property, patents, copyrights, trademarks, service marks, trade names, mask design rights, URL’s, and applications, licenses and/or rights with respect to the foregoing, and all trade secrets and know-how, technology, moral rights, including but not limited, to inventions, designs, processes, works of authorship, proprietary rights and process, computer programs and technical data and information and other intangible assets (collectively herein “Intellectual Property”) used and sufficient for use in the conduct of their business as currently conducted and as proposed to be conducted. Without derogating from the aforementioned the use of the Intellectual Property by Nexus and/or the Subsidiaries has not been in conflict with, infringed upon or violated, nor does it, to Nexus’ best knowledge conflict with, infringe upon or violate any right, lien or claim of others including without limitation all of the Nexus’ past and present employees.

3.5.3.

Non-Infringement/Conflicting Engagement.  Neither Nexus nor the Subsidiaries nor to the best knowledge of Nexus any of their employees, officers, directors have received any communications alleging that they have violated or, by conducting the business of Nexus as currently conducted and as proposed to be conducted, are violating or would violate the intellectual property rights or other proprietary rights of any other person or entity. Neither Nexus nor the Subsidiaries are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of its best efforts to promote the interests of Nexus and/or the Subsidiaries or that would conflict with Nexus’ business or the business of the Subsidiaries as conducted and as proposed to be conducted. None of Nexus’ or the Subsidiaries’ employees, officers, directors or consultants is obligated under any contract, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use by any such person of his/her best efforts to promote the interests of Nexus or the Subsidiaries.  Neither the execution nor delivery of this Agreement or the Exhibits hereto, nor the carrying on of Nexus’ business by its employees, officers and/or directors, nor the conduct of Nexus’ and the Subsidiaries’ business as conducted and as proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any covenant, or material agreement under which Nexus and/or the Subsidiaries are now obligated.

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3.5.4.

Treatment of Intellectual Property by Employees.  Any and all Intellectual Property of any kind that has been developed, or is currently being developed by any employee of Nexus during or in connection with his/her employment by Nexus, or similar form of engagement, has been assigned and is solely the property of Nexus, nor is such Intellectual Property the prior property of any employee or any of such employee’s prior employers and/or academic or research institution. It is not, and will not become, necessary to utilize any inventions and/or other Intellectual Property of any of the Nexus’ employees, consultants, officers, and/or directors made prior to or during their employment and/or engagement by Nexus, other than those that have been assigned to Nexus pursuant to the employment agreement signed by such employee including provisions governing confidential information, assignment of Intellectual Property and non-competition.

3.5.5.

Treatment of Intellectual Property of Third Parties.  To the extent that any part of the Intellectual Property has been developed outside Nexus, whether by consultants, sub-contractors, contract manufacturers, research arrangements, or similar form of engagements with other third parties, or whether on any third party’s property, all rights in such Intellectual Property, needed for its use by Nexus or its Subsidiaries in the conduct of their business as now conducted and as is proposed to be conducted have been lawfully assigned to Nexus or the Subsidiaries, as the case may be. Neither Nexus nor any of its Subsidiaries is a party to any licenses and/or royalty agreements excluding off-the-shelf software and hardware products other than as disclosed in Exhibit 3.5.5 attached hereto.

3.5.6.

Conflicting Rights to Intellectual Property.  Except as disclosed in Exhibit 3.5.6 attached hereto, at no time during the conception of or reduction of any of the Intellectual Property to practice was Nexus operating under any grants from any governmental entity or agency, performing research sponsored by any governmental entity or agency or private source, or subject to any obligation with any third party that could adversely affect Nexus’ rights in such Intellectual Property. Except as disclosed in Exhibit 3.5.6 attached hereto, at no time during the conception of or reduction of any of the Intellectual Property to practice was any inventor or any developer or other contributor to such Intellectual Property developed by or for Nexus, operating under any grants from any governmental entity or agency, performing research sponsored by any governmental entity or agency or private source, or subject to any employment agreement, or invention assignment or nondisclosure agreement, or other obligation with any third party that could adversely affect Nexus’ rights in such Intellectual Property.

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3.5.7.

Protection of Intellectual Property.  Nexus has taken security measures to protect the secrecy and confidentiality of all the Intellectual Property, which measures are reasonable and customary in the industry in which they respectively operate. It is the practice of Nexus to contract employees and/or consultants by written agreements which include provisions regarding non-disclosure of confidential information, non-solicitation and non-competition with Nexus, and under which said employees and/or consultants assign to Nexus all rights in the Intellectual Property developed in the course of their employment by, or engagement with Nexus

	3.5.8.	Subsidiaries Intellectual Property. None of the Subsidiaries has any right to any Intellectual Property.

3.6.

Title of Shares.   Each of the Shares of Nexus which will be issued to the Purchasers according to this Agreement (including Ordinary Shares issuable upon the exercise of the Warrants), when issued as provided for herein or in accordance to the Warrants, will be duly authorized, validly issued, fully paid, and non assessable, and free and clear of liens, security interests, pledges, charges, claims, encumbrances, pre-emptive rights, or any other third party rights of any kind, and such Shares will have the rights, preferences, privileges set forth in this Agreement, and shall be subject only to the restrictions and obligations set forth in this Agreement or in the Articles of Association of Nexus, there being no other restrictions or obligations applying to the Purchasers or their holdings in Nexus; shall be issued in full compliance with the requirements of the US Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act (as defined below) and any applicable state securities law and the exemptions from registration therefrom, and otherwise with no violation of any applicable law.

3.7.

Due Authorization; No Conflicts.  The execution and delivery by Nexus of this Agreement and each other certificate or document executed or to be executed by it, the performance by Nexus of all its obligations hereunder and the issuance and delivery of the Shares, the Warrants and Ordinary Shares upon exercise of the Warrants by Nexus pursuant to this Agreement (A) shall be, prior to the Closing, duly authorized by all necessary corporate proceedings on part of Nexus (and no other corporate proceedings or actions on the part of Nexus or its board of directors or shareholders are necessary thereof), (B) subject to the approval of this Agreement and consummation of the transactions contemplated hereby by the shareholders of Nexus, do not require any approval or consent which has not been obtained, except for the approval of the OCS and the Investment Center as well as the approval of the Anti-Trust Controller which shall be received by the Closing, (C) do not and will not conflict with, result in any violation of, or constitute any default under, any provision of the Memorandum and Articles of Association of Nexus or other governing documents of Nexus, any provision of any instrument, agreement or indenture of Nexus or any of its assets, properties or operations and will not result in or require the creation or imposition of any security interest on any of the properties of Nexus or any Subsidiary pursuant to any instrument or result in the acceleration of any indebtedness of Nexus or any of its Subsidiaries, (D) do not require approvals, permits or consents of, or filing with any state or local governmental body, official authority, or any other third party, under any applicable law or instrument in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby, nor shall it contravene, conflict with, or result in a violation of any of the existing terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate or modify, any permit, authorization, license or consent that is held by Nexus or by the Subsidiaries, or that otherwise relates to the business of, or any of the assets owned or used by them, (E) violate any law, rule, administrative regulation, order or decree of any court, or any governmental agency or body having jurisdiction over Nexus or the Subsidiaries or applicable to them or to any of Nexus’ or the Subsidiaries’ properties, and (F) will not give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any agreement, contract or commitment referred to this Agreement, or to any of the properties of Nexus or of the Subsidiaries, and (G) will not contravene, conflict with, or result in a violation of, or give any governmental body or other person or entity the right to challenge any of the transactions contemplated under this Agreement or to exercise any remedy or obtain any relief under, any existing applicable laws or any order to which Nexus, the Subsidiaries or any of their assets may be subject.

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3.8.

Validity, Etc. This Agreement, including all Exhibits attached hereto, constitutes on the due execution and delivery thereof, the legal, valid and binding obligations of Nexus enforceable in accordance with their respective terms.

3.9.	Financial Statements; Books and Records.

3.9.1.

The audited consolidated financial statements and related schedules and notes included in the documents files by Nexus with the U.S. Securities and Exchange Commission (the “SEC”) comply in all respects with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), were prepared in accordance with Israeli GAAP consistently applied throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial condition, results of operations, cash flows and changes in shareholders’ equity of Nexus and its consolidated subsidiaries at the dates and for the periods presented.  The audited consolidated financial statements for the year ending December 31, 2001 (the “2001 Financial Statements”) and the consolidated financial statements for the nine months ending September 30, 2002 (the “Quarterly Financials”) attached hereto as Exhibit 3.9.1 fairly present the consolidated financial condition, results of operations, and changes in shareholders’ equity of Nexus and its subsidiaries at the dates and for the periods to which they relate, have been prepared in accordance with Israeli GAAP applied on a consistent basis except as otherwise stated therein.

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3.9.2.

Except as set forth in Exhibit 3.9.2 attached hereto, neither Nexus nor any of the Subsidiaries is a guarantor of any debt, non performance or obligation of another, nor has any of them given any indemnification, loan, security or otherwise agreed to become liable for any obligation of any other person or entity, and no other person or entity has given any guarantee of or security for any obligation of Nexus or any of the Subsidiaries, as the case may be. Neither Nexus nor any Subsidiary have liability unrelated to the business or operations conducted by them.

	3.9.3.	The books of account, minute books, share record books, and other records of each of Nexus and the Subsidiaries are complete and correct.

3.10.

Filing and Reports.  As of  the date of Closing, all documents, reports and/or press releases which Nexus is required to file or submit under any applicable securities and/or stock exchange law, rule or regulation, as amended or supplemented, if applicable (including the Exchange Act and the Securities Act)   have been filed  in a duly manner and have (a) complied in all material respects with the applicable requirements of any such law, rule or regulation, and (b) did not contain any untrue statements of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Nexus has delivered or made available to the Purchasers true and complete copies of: (i) its annual report on Form 20-F for the 2001 fiscal year, and (ii) any other reports filed under cover of Form 6-K filed with the SEC since January 1, 2002. A list of all such documents is attached hereto in Exhibit 3.10A. Nexus has delivered or made available to the Purchasers true and complete copies of all correspondence between the SEC and Nexus or its legal counsel, accountants or other advisors since January 1, 2002, if any. A list of all such correspondence is attached hereto in Exhibit 3.10B. Nexus has timely filed all forms, reports, statements and other documents required to be filed with the SEC since the date of its initial public offering.

3.11.	Absence of Certain Developments; Material Adverse Change.

3.11.1.

Since the date of the Quarterly Financials, there have been material adverse change in the business or financial condition of Nexus, the material adverse changes are as set forth in Exhibit 3.11.1.  Since the date of the Quarterly Financials, there have been no material adverse change in the business, operations, properties, assets or financial condition of the Subsidiaries, except as set out in Exhibit 3.11.1.

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3.11.2.

Except as set out in Exhibit 3.11.2 attached hereto, since  September 30, 2002, (A) Nexus and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and have not incurred any material liability, guarantee or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that could reasonably be expected to result in a material adverse change or effect to the assets, liabilities, financial condition or operating results of Nexus or its Subsidiaries and no dividend or distribution of any kind declared, paid or made by Nexus or any of the Subsidiaries; (B) Nexus and its Subsidiaries have not sustained any material loss, damage, distraction or interference  to their business or properties which is not in the ordinary course of business (whether or not covered by insurance); (C) neither Nexus nor any of its Subsidiaries has made (nor does it propose to make) (i) any material change in its accounting methods or practices or (ii) any material change in the depreciation or amortization policies or rates adopted by in, in either case, except as may be required by law or applicable accounting standards; and (D) there are no material agreements, judgments, orders, writs or decrees to which Nexus or the Subsidiaries are a party or by which Nexus or its Subsidiaries are bound; and (E) neither Nexus nor any Subsidiary have made any payment or increased any bonuses, salaries, or other compensation to any shareholder or, except in the ordinary course of business, director, officer, employee or consultant, or entered into any employment, severance, or similar agreement with any director, officer, employee or consultant; and (F) neither Nexus nor any Subsidiary have terminated, entered into, or received any notice of termination of any Material Agreement (as defined below) or other instrument; and  (G) any material change in the assets, liabilities, condition (financial or otherwise) or business of Nexus or the Subsidiaries from that reflected in the Quarterly Financials.

3.11.3.

Except as set forth in the 2001 Financial Statements and the Quarterly Financials, neither Nexus nor the Subsidiaries have material liabilities or obligations of any type or nature whatsoever, whether absolute, accrued, or otherwise.

3.11.4.

A list of all amounts due to suppliers, lenders or other creditors of Nexus or any of the Subsidiaries is attached hereto as Exhibit 3.11.4. Nexus and the Subsidiaries have not paid all amounts due to their respective suppliers, lenders or other creditors, as fully detailed in Exhibit 3.11.4 attached hereto.

3.12.

Litigation. Except as set out in Exhibit 3.12, there is no claim, action, suit, proceeding, arbitration or investigation pending or threatened against or affecting Nexus or any of its Subsidiaries or any of their respective properties, assets or operations, or with respect to which Nexus or any such Subsidiaries is responsible by way of indemnity or otherwise that questions the validity of this Agreement or that would individually, or in the aggregate with all other such claims, actions, suits, investigations or proceedings, reasonably be expected to have, a material adverse effect on Nexus or its Subsidiaries or the validity of this Agreement or on the ability of Nexus to perform its obligations under this Agreement and consummate the transactions contemplated hereby; and, to the best knowledge, information or belief of Nexus no such claims, actions, suits, proceedings or investigations are threatened or contemplated nor is there any basis for any of the aforementioned. Neither Nexus nor the Subsidiaries are a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality nor are there any pending or threatened action, suit, proceeding or investigation (or of any basis for same) against any of them by any government agency or instrumentality. There is no action, suit, proceeding or investigation by Nexus and/or by any of its Subsidiaries currently pending or that Nexus and/or that any of its Subsidiaries intends to initiate.

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3.13.

Compliance with Other Instruments. Nexus or its Subsidiaries are not in violation or default of any provisions of their respective Memorandum or Articles of Association, or of any instrument, judgment, order, writ, decree or contract to which Nexus or its Subsidiaries are a party or by which they are bound or, of any provision of law applicable to Nexus or its Subsidiaries, which violation or default is reasonably likely to have a material adverse effect on Nexus or its Subsidiaries, as the case may be, or their financial condition. The execution, delivery and performance by Nexus of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and/or giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which is reasonably likely to result in the creation of any lien, charge or encumbrance upon any assets of Nexus or the Subsidiaries, suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization, or approval applicable to Nexus or the Subsidiaries, their business or operations or any of their assets or properties.

3.14.	Agreements; No Defaults.

3.14.1.

Exhibit 3.14.1 contains true and complete copies  of all material agreements, contracts, leases,  and commitments to which Nexus or the Subsidiaries are a party or by which they are bound (or, if any of the same is oral - a summary thereof) (each a “Material Agreement” and together “Material Agreements”).

3.14.2.

Except as set out in Exhibit 3.14.2, each Material Agreement is in full force and effect, and is valid and enforceable against Nexus or the Subsidiaries, as applicable, and against the other parties thereto, in accordance with its terms; each of the parties to each of the Material Agreements is, and at all times has been, in compliance with its terms and requirements; no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give Nexus or the Subsidiaries, or any other person or entity the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Agreement; and neither Nexus nor the Subsidiaries have given to or received from any other person or entity, any notice or other communication regarding any actual, or alleged violation or breach of, or default under, any Material Agreement.

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3.15.

Related-Party Transactions. Except as set out in Exhibit 3.15, no employee, officer, or director of Nexus or its Subsidiaries or member of his or her immediate family is indebted to Nexus or to the Subsidiaries, and neither Nexus nor its Subsidiaries are indebted (or committed to make loans or extend or guarantee credit) to any of them. None of such persons has any direct or indirect ownership interest in any firm or corporation with which either Nexus or the Subsidiaries are affiliated or with which Nexus or the Subsidiaries have a business relationship, or any firm or corporation that competes with Nexus. No member of the immediate family of any employee, officer or director of Nexus or the Subsidiaries is directly or indirectly interested in any Material Agreement with Nexus or the Subsidiaries.

3.16.

Permits. Nexus and the Subsidiaries have all franchises, permits, licenses, and any similar authority (each, a “License” and collectively, the “Licenses”) necessary for the conduct of their business as now being conducted and as proposed to be conducted, the lack of which is reasonably likely to have a material adverse effect, and Nexus believes that it or the Subsidiaries can obtain, without undue burden or expense, any similar authority for the conduct of their business.  Nexus or the Subsidiaries are not in default in any material respect under any of such License and each License is valid and in full force and effect, and no event has occurred or circumstance exists that may (with or without notice or lapse of time) constitute or result directly or indirectly in a material violation of or a failure to comply with any material term or requirement of any such License, or result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any such License. Neither Nexus nor the Subsidiary have received any notice from any person, entity that it is, or claiming that it is, in violation of or otherwise not in compliance with, any term or requirement of any License, or that any such License may be revoked, withdraw, suspended, canceled, terminated or modified.

3.17.	Properties; Liens; Condition of Assets.

3.17.1.

Except as set forth in Exhibit 3.17.1: (i) Nexus and the Subsidiaries own with good and marketable title all properties and assets (whether real, personal, or mixed) reflected as owned in the books and records of Nexus and the Subsidiaries, as applicable; and (ii) all properties and assets of Nexus and Subsidiaries are free and clear of all liens, encumbrances, charges, mortgages, pledges or other third party’s rights of any kind whatsoever (collectively, “Liens”). No default (or event that, with notice or lapse of time or both, would constitute a default) exists under any existing Lien described in Exhibit 3.17.1.

3.17.2.

All material equipment of Nexus and the Subsidiaries is in good operating condition and repair, and is adequate for the uses to which it is being put, and none of such equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

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3.18.	Employees.

3.18.1.

No key employee has been dismissed in the last six months or has given notice of termination of his employment. To Nexus’ knowledge, no key Employee and no group of Nexus’ or the Subsidiaries’ employees, consultants or independent contractors has any plans to terminate their employment or relationship as an employee, consultant or independent contractor with Nexus or the Subsidiaries, nor does Nexus have any present intention to terminate the employment of any key Employee, group of employees, consultant or independent contractor.

3.18.2.

Except for extension orders of common application to all employees in Israel, Nexus is not a party or subject to any collective bargaining agreement with any labor union or any local or subdivision thereof. There is no current union organising activity among any of the employees of Nexus or the Subsidiaries or any union representative petition pending or threatened.

3.18.3.

Nexus and the Subsidiaries have not made timely payments of the amounts of all taxes (including but not limited to, Israeli income taxes) required to be withheld or collected with respect to their employees to the proper tax receiving officers or authorized depositories. Nexus have reached with the Israeli Income Tax Authority and the National Insurance Authority settlement for payment in installments of its liabilities thereto regarding Nexus’s employees, copies of the agreement reached with the National Insurance Authority and a summary of the oral agreement reached with the Income Tax Authority were provided to each Purchaser.

3.18.4.

Except as set out in Exhibit 3.18.4, neither Nexus nor the Subsidiaries are delinquent in payments to any of their employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed through the date hereof or amounts required to be reimbursed to them through the date hereof.  Except as set out in Exhibit 3.18.4 Nexus and the Subsidiaries are in compliance with all laws, rules and regulations respecting employment, employment practices, labor, terms and conditions of employment and wages and hours. There is no labor strike, dispute, slowdown or stoppage pending or threatened against or involving Nexus or the Subsidiaries.

3.19.	Compliance with Laws and Orders.

3.19.1.

Except as set out in Exhibit 3.19.1, neither Nexus nor the Subsidiaries are in violation of or default under any provisions of the Corporate Documents or the corporate documents of the Subsidiaries, respectively. Nexus and the Subsidiaries are in compliance, in all material respects, with all applicable statutes, laws, regulations and executive orders of the its place of jurisdiction and all states, foreign countries or other governmental bodies and agencies having jurisdiction over any of the its business or properties.

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3.19.2.

Nexus and the Subsidiaries are in compliance with all awards, decisions, injunctions, judgments, orders, rulings, subpoenas, or verdicts entered, issued, made, or rendered by any court, administrative agency, or other governmental body or by any arbitrator (collectively, “Orders”) to which it, or any of the properties owned or used by it, are subject.

3.19.3.

No event has occurred or circumstance exists that (with or without notice or lapse of time) can reasonably be expected to constitute or result in a material violation by Nexus or the Subsidiaries of, or a failure on the part of Nexus or the Subsidiaries to comply, in any all material respect, with, any applicable statutes, laws, regulations, executive orders or Orders; and except as set out in Exhibit 3.19.3 neither Nexus nor the Subsidiaries have received any notice from any administrative agency or other governmental body or any arbitrator that it is, or claiming that it is, in violation of or otherwise not in compliance with, such applicable statutes, laws, regulations, Orders or executive orders.

3.20.	Completion of Certain Transactions. Without derogating from the generality of the representations and warranties above:

3.20.1.

Nexus has consummated the sale of all the outstanding share capital of NexusData, Inc., a formerly wholly owned subsidiary of Nexus (“NexusData”), to STORM Consulting Inc. (“Storm”) pursuant to a certain Offer to Acquire NexusData Inc., dated December 24, 2002 copies of which were provided to each Purchaser (the “ND Sale Agreement”). The ND Sale Agreement provides that Storm purchased NexusData “as is” and has waived Nexus and any of its officers and directors from any claims and/or demands. In addition, NexusData has executed a confirmation letter on _________, 2003 a copy of which is also attached in Exhibit 3.20.1 pursuant to which NexusData irrevocably waived any and all claims, demands or other causes of action of any nature it has or may have against Nexus, its shareholders, directors, officers and employees.

3.20.2.

Nexus has assigned and transferred to NexusData a certain bridge loan in the amount of five hundred thousand United States dollars (US$500,000) which was made to Nexus by certain lenders (the “Lenders”) pursuant to the Bridge Loan Agreement, dated September 20, 2002 copies of which were provided to each Purchaser (the “Loan Agreement”) pursuant to a certain letter agreement, dated January 2003 copies of which were provided to each Purchaser (the “BL Assignment Agreement”). The BL Assignment Agreement provides that each Lender has irrevocably waived, released and discharged Nexus and any of its officers, directors, shareholders and employees from claims, demands, and causes of action which such Lender has or will have, whether known or unknown, of whatever nature, which exist or may exist on their behalf in connection with or related to the Loan Agreement or its assignment.

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3.20.3.

Nexus and AMS have signed on March __, 2003 a letter agreement in the form attached hereto as Exhibit 3.20.3 pursuant to which the Manufacturing and Purchase Agreement entered between the Nexus, AMS and NexusData on January 15, 2002 was amended so that it will continue to apply with respect to Nexus and NexusData separately such that each of Nexus and NexusData shall be responsible to its liabilities (the “AMS Agreement”). The AMS Agreement provides that AMS confirms that Nexus shall not be liable for any liabilities of NexusData, and that it in no event shall a claim be made by AMS against Nexus relating to NexusData liabilities.

3.20.4.

The ND Sale Agreement, the BL Assignment Agreement and AMS Agreement are completed, unconditional and in full force and effect, and are valid and enforceable against Nexus, NexusData and the other parties thereto, in accordance with their respective terms.

3.21.

Directors. Upon the Closing there shall be no contractual right to any shareholder of Nexus to elect any individual or individuals to Nexus’ Board of Directors, except as detailed herein, nor shall there be any valid voting agreement, voting trust, or other arrangement among Nexus’ shareholders. Exhibit 3.21 attached hereto contains a complete and accurate list of all directors of Nexus.

3.22.

Disclosure.  No representation or warranty contained in this Agreement, the schedules or exhibits hereto, or information appearing in any writing furnished by Nexus to the Purchasers or their representatives pursuant hereto or in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.  There is no fact which Nexus has not disclosed to the Purchaser which is reasonably likely to have a material adverse effect on Nexus or its Subsidiaries, their respective financial condition, their respective business as presently conducted or proposed to be conducted or any of their respective properties and/or respective material assets, or is reasonably likely to adversely affect the ability of Nexus to perform its obligations under this Agreement.

3.23.

Registration Rights. Except as provided in section 5 hereunder, Nexus has not granted or agreed to grant any registration rights, including piggyback rights and F-3 registration rights, to any person or entity.

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3.24.

Tax Returns, Payments and Elections. Nexus has filed all tax returns and reports (including information returns and reports) until the year 2001 as required by any applicable law.  These returns and reports are true and correct in all material respects. Nexus hereby represents and warrants that the provision for taxes of Nexus as shown in the 2001 Financial Statements and the Quarterly Financials is adequate for taxes due or accrued as of the date thereof.  Neither Nexus nor the Subsidiaries have elected pursuant to any applicable tax law any election that would have a material adverse effect on Nexus or the Subsidiaries, as the case may be, their respective financial condition, their respective business as presently conducted or proposed to be conducted or any of their respective properties and/or their respective material assets.  Except as set out in Exhibit 3.24 neither Nexus nor the Subsidiaries have had any tax deficiency proposed or assessed against them that were not settled and have not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. None of Nexus’ or the Subsidiaries’ income tax returns have ever been audited by governmental authorities.  Since the date of the Quarterly Financials, neither Nexus nor any Subsidiary have incurred any taxes, assessments or governmental charges other than in the ordinary course of business and Nexus and the Subsidiaries have made adequate provisions on its books of account for all taxes, assessments and governmental charges with respect to their respective business, properties and operations for such period.  Nexus hereby represents and warrants that Nexus and the Subsidiaries have withheld or collected from each payment made to each of its respective employees, the amount of all taxes (including, but not limited to, Israeli income taxes) required to be withheld or collected therefrom, and have paid the same to the proper tax receiving officers or authorized depositories or have accrued such amounts for payment.

4.	Representations and Warranties of the Purchaser.

Each of the Purchasers hereby represents and warrants to Nexus, only in respect of itself, as follows:

	4.1.	Organizations; Power.

		(a)	The Purchaser is a duly organized, validly existing and in good standing under the laws of the jurisdiction in which it has been incorporated.

(b)

The Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. Following the execution of this Agreement, and subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders meeting of Nexus and any other approvals as detailed in this Agreement, this Agreement will constitute a valid and binding obligation of the Purchaser, enforceable in accordance with its terms.

4.2.

Authorization of Agreement.  The execution, delivery and performance by the Purchaser of this Agreement and consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action of the Purchaser.

4.3.

Purchase for Investment.  The Purchaser is acquiring all of the Shares to be acquired by it hereunder for its own account for investment and without a view to the distribution or resale of such Shares, it being understood that this Section 4.3 shall not prevent the Purchaser from selling or otherwise disposing of any of the Shares, at its sole discretion, in any transaction which does not violate the Securities Act.

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4.4.

U.S. Federal Securities Laws. Without derogating from Nexus’s obligations under Section 5 below, the Purchaser has been made aware that none of the Shares acquired hereunder may be sold, transferred or otherwise disposed of (any such sale, transfer or other disposition, a “sale”), except in compliance with (i) United States Federal Securities laws (which generally provide for a 12 month waiting period before resale of restricted securities), (ii) state blue sky laws. The Purchasers are aware of the provisions of Rule 144 promulgated under the Securities Act and its requirements for the resale of the Shares which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being effected through a “broker’s transaction” or in transactions directly with a “market maker” and the number of shares being sold during any three-month period not exceeding specified limitations.

4.5.

Investment Experience. Each Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Shares pursuant to the terms of this Agreement and of protecting its interests in connection therewith. Each Purchaser is able to bear the economic risk of the purchase of the Shares pursuant to the terms of this Agreement including an entire loss of the value of such investment.

	4.6.	Legend on Shares. The Purchaser is aware that the certificate representing the Shares shall be stamped or otherwise imprinted on its face with a legend in the following form:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 (the “Securities Act”) and may not be sold, transferred, pledged, hypothecated or otherwise disposed of in the absence of (1) an effective Registration Statement under the securities act, (2) to the extent applicable, an exemption pursuant to Rule 144 under Securities Act (or similar rule under the Securities Act relating to the disposition of securities) or (3) an opinion of counsel, if such opinion shall be reasonably satisfactory to counsel for issuer, that an exemption from registration under the Securities Act is available.  The Shares have been acquired for investment and may not be sold, transferred or otherwise disposed of except in compliance with the Securities Act.”

5.	Registration Rights.

5.1.

Definitions.  As used in this Agreement, the term “Registrable Securities” means (i) the Shares and the Ordinary Shares resulting from the exercise of the Warrants held by the Purchasers; and (ii) any securities issued or issuable with respect to shares acquired or exercised by the Purchasers by way of bonus shares, share splits, reverse share splits, dividend, share conversions or other distribution with respect to, or in exchange for, on account of, or in replacement of, the Shares and/or the Ordinary Shares resulting from the exercise of the Warrants; the term “registration” means a registration effected by preparing and filing a registration statement or similar document under and in compliance with the Securities Act, or similar securities act in a jurisdiction other than the United States; the term “Form F-3” means such form under the Securities Act as in effect on the date hereof or substantially similar thereto and available to Nexus or any registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by Nexus with the SEC; and the term “AMS Registrable Securities” means the Ordinary Shares issued to AMS by the Company pursuant to a certain Share Purchase Agreement, dated January 15, 2002 and the Ordinary Shares issuable upon conversion of seven hundred thousand United States dollars of a certain debenture issued to AMS as set forth in a letter agreement, dated March 2003 a copy of which is attached hereto as Exhibit 5.1.

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5.2.

Registrable Securities.  As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been effectively registered under the Securities Act and/or any other applicable securities law pursuant to this Section 5, although they will again become Registrable Securities if later deregistered.

5.3.

Demand Registration.   As of the date of Closing majority in interest of the holders of Registrable Securities (the “Initiating Holders”) may request in writing that all or part of their Registrable Securities shall be registered for trading on any securities exchange on which Nexus’s shares are traded. Within twenty (20) days after receipt of any such request, Nexus shall give written notice of such request to the other holders of Registrable Securities and shall include in such registration all Registrable Securities held by all such holders of Registrable Securities who wish to participate in such demand registration and provide Nexus with written requests for inclusion therein within fifteen (15) days after the receipt of the Nexus’s notice (the “Participating Holders”). Thereupon, Nexus shall effect the registration of all Registrable Securities as to which it has received requests for registration (the “Participating Registrable Securities”) for trading on the securities exchange(s) specified in the request for registration. If the managing underwriters advise Nexus in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without adversely affecting such underwriters’ ability to effect an orderly distribution of such securities, Nexus will include in such registration the Registrable Securities with priority upon any other shares that may be registered under the same registration statement, except for the AMS Registrable Securities which shall be registered with the Registrable Securities; provided, however, that if the a majority in interest of the Participating Holders then disapprove of the terms of the underwriting, they may elect to withdraw all Participating Registrable Securities therefrom by written notice to Nexus and the underwriter, in which case such registration shall not be deemed a registration for the purposes of this Section 5.3 and shall not be counted as a demand registration. Nexus shall not be required to effect more than two (2) registrations under this Section 5.3.

5.4.

Incidental Registration. Nexus shall file a registration statement on Form F-3 (the “Registration Statement”) registering the Registrable Securities with priority upon any other shares that may be registered under the same registration statement the except for the AMS Registrable Securities which shall be registered with the Registrable Securities, and shall supply all qualifications and compliances as Nexus may be so requested, and will endeavor and use its best efforts to have such Registration Statement declared effective by the SEC as soon as practicable thereafter. Each Purchaser shall be entitled to request only once, in addition to the rights of the holders of Registrable Securities right to request registrations under Section 5.3 above, from Nexus to effect a registration under this Section 5.4.

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5.5.

General Obligations. Nexus agrees, if necessary in respect to any registration under Section 5.3 or Section 5.4 above, to supplement or amend the registration statement, if required by the rules, regulations or instructions applicable to the registration Form F-3 or any other form used by Nexus for such registration statement or by the Securities Act or by any other rules and regulations thereunder for shelf registration.

5.6.

Right to Piggyback.  Whenever Nexus proposes to register any of its securities under the Securities Act (other than pursuant to a registration primarily for sales of shares or options to employees of Nexus), and the registration form to be used is suitable for the registration of the Registrable Securities (a “Piggyback Registration”) (it being understood that Form S-8 and Form F-4 may not be used for such purposes), Nexus will give written notice to the holders of Registrable Securities of its intention to effect such a registration and, subject to the priority provisions of Section 5.7 below, will include in such registration all the Registrable Securities with respect to which Nexus has received written requests for inclusions therein within thirty (30) days after Nexus gives such notice. Such notice shall be delivered to the holders of Registrable Securities at least thirty (30) days prior to the initial filing of a registration statement with the SEC. The holders of Registrable Securities shall be entitled to participate in an unlimited number of Piggyback Registrations under this Section 5.6.

5.7.

Priority on Piggyback Registration.  If a Piggyback Registration is effected in an underwritten offering of Nexus’ Securities (“Nexus’ Securities”) and the managing underwriters advise Nexus in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without adversely affecting such underwriters’ ability to effect an orderly distribution of such securities, Nexus will include in such registration:  (i) Nexus’ Securities;  (ii) the Registrable Securities and the AMS Registrable Securities (allocated among the holders of Registrable Securities and AMS pro rata to their respective number of Registrable Securities or AMS Registrable Securities, as applicable, required by the holders of Registrable Securities or AMS to be included in the registration); and (iii) the unregistered securities held by other shareholders of Nexus (“Unregistered Securities”) requested to be included that, in the opinion of such underwriters, can be sold pro rata, among the holders of such securities on the basis of the number of Unregistered Securities then owned by each such holder. In any event that under subsection 5.7 (ii) hereto, due to the registration of the AMS Registrable Securities, not all of the Registrable Securities are registered Nexus shall be obligated to file a registration statement on Form F-3 registering the remaining Registrable Securities, with priority upon any other shares that may be registered under the same registration statement, within three (3) months from the date of such Piggyback Registration.

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5.8.

Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, Nexus will use its best efforts to effect the registration with the proper authorities in the United States and Israel and the sale of such Registrable Securities in accordance with the intended method of disposition thereof and to list such shares on the stock exchange (or NASDAQ) on which Nexus’ shares are then trading.  In connection therewith, Nexus will make available for inspection by any seller of Registrable Securities, and any attorney, accountant, or any other agent retained by such seller, all pertinent financial and other records, other pertinent corporate documents of Nexus, and cause Nexus’ respective officers, directors, and employees to supply all information reasonably requested by such seller, attorney, accountant, or agent in connection with such Registration Statement.

5.9.

Registration Expenses.  Nexus shall be responsible for all registration expenses incurred in connection with the transactions described in this Section 5. Registration expenses include all expenses incident or ancillary to Nexus’ performance of or compliance with this Agreement, including without limitation expenses incurred in connection with the preparation of a prospectus, filing and qualification fees, printers’ and accountant fees, and the reasonable fees and expense of one legal counsel for the Purchasers.

5.10.

Nexus Indemnity. Nexus hereby agrees to indemnify and hold harmless the Purchasers, and its directors, officers, employees, agents, legal counsel or accountants of such Purchaser, any underwriter (as defined in the Securities Act) for such Purchaser and controlling persons (the “Indemnified Person”) (within the meaning of section 15 of the Securities Act or Section 20(a) of the Exchange Act), from and against any and all claims, liabilities, losses, damages and expenses (including reasonable attorneys’ fees and disbursements) asserted against or incurred by any such Indemnified Person which shall be caused by any untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities, including any amendment or supplement thereto, or shall be caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or caused by any violation by Nexus of the Securities Act, the Exchange Act or any other securities law, except insofar as such losses, claims, damages, liabilities and expenses shall be caused by any untrue statement or omission based upon information furnished in writing to Nexus by the Purchasers or on the Purchasers’ behalf for use therein.

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5.11.

Purchaser Indemnity.   Each Purchaser will indemnify and hold harmless Nexus, any underwriter for Nexus and each person, if any, who controls Nexus or such underwriter, from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with such Purchaser’s consent) to which Nexus any such underwriter or any such controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue statement of any material fact contained in the Registration Statement or included in the prospectus, as amended or supplemented, or (ii) the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and the Purchaser will reimburse Nexus, any such underwriter and each such controlling person of Nexus or any such underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, that such untrue statement or omission is contained in any information so furnished in writing by the Purchaser to Nexus specifically for inclusion in the Registration Statement or such prospectus and that such information was reasonably relied upon by Nexus for use in the Registration Statement, such prospectus or such form of prospectus or to the extent that such information related to the Purchaser or the Purchaser’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Purchaser expressly for use in the Registration Statement, such prospectus or such form of prospectus; provided, however, that the indemnity agreement contained in this Section 5.11 shall not apply to amounts paid in settlement of any losses if such settlement is effected without the prior written consent of the Purchaser.  In no event shall the liability of the Purchaser hereunder be greater in amount than the dollar amount of the net proceeds received by the Purchaser upon the sale of the Registrable Securities giving rise to such indemnification obligation.

	5.12.	The provisions of this Section 5 shall also apply in connection with any registration, listing or public offering of the Nexus’s securities outside of the U.S., mutatis mutandis.

6.	Board of Directors.

Immediately after the Closing the Board of Directors of Nexus shall consist of up to seven directors, four of which shall be nominated by the Lead Purchaser.

7.	Survival and Indemnification.

All representations and warranties contained in this Agreement are deemed to be made on the date of this Agreement and at the Closing, and shall survive and remain in full force and effect for a period of two (2) years thereafter, provided, however, that the representations made in Sections 3.1, 3.2, 3.5, 3.9 and 3.10 shall remain in full force and effect after Closing indefinitely.  Nexus agrees to indemnify and hold harmless the Purchasers and their affiliates and their respective officers, directors, agents, employees, subsidiaries, partners and controlling persons (each, an “indemnified party”) to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses (including reasonable fees and disbursements of counsel) or other liabilities (“Liabilities”) resulting from any breach or misrepresentation of any covenant, agreement, representation or warranty made by Nexus under this Agreement or any legal, administrative or other actions brought by any person or entity, proceedings or investigations (whether formal or informal), or written threats thereof, based upon, relating to or arising out of  the Purchasers entering into this Agreement; provided, however, that Nexus shall not be liable under this Section 7: (i) for any amount paid in settlement of claims without its consent (which shall not unreasonably withheld), (ii) to the extent that it is finally judicially determined that such Liabilities resulted directly from a breach by  the Purchasers of any representation, warranty, covenant or agreement of  the Purchasers contained in this Agreement or the gross negligence or the willful misconduct of the Purchasers. Each Purchaser irrevocably agrees and undertakes that a notice of indemnification to be submitted to the Company under this Section 7 requires the prior written approval of Purchasers of majority of the Shares under this Agreement (the “Majority Purchasers”) and any indemnification request not signed by the Majority Purchasers will be invalid and of no force and effect. Each Purchaser further agrees and undertakes that the proceeds received from the Company under this Section 7 (the “Indemnification Amount”) shall be distributed among the Purchasers on a pro-rata basis, so that each Purchaser shall be entitled to receive an amount equal to the Indemnification Amount multiplied by a fraction its numerator being the number of Shares purchased by the Purchaser as set forth in Exhibit A, and its denominator being the aggregate number of Shares purchased hereunder.

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8.	Conditions to Closing.

The obligations of the Purchasers under sections 1 and 2 of this Agreement are subject to the fulfillment on or before the Closing, of each of the following conditions precedent, any one or more of which may be waived in whole or in part by the majority in interest of the Purchasers (based on their amount of investment hereunder) with respect to all Purchasers, which waiver shall be at the sole discretion of such majority of the Purchasers:

8.1.

Representations and Warranties. The representations and warranties contained in Section 3 shall be true and correct when made and shall be true and correct on and as of the Closing as though such representations and warranties had been made on and as of the date of the Closing.

8.2.

Performance. Nexus shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it or by any third party (other than the Purchasers) on or before the Closing.

8.3.

Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing, and all documents incident thereto shall be reasonably satisfactory in form and substance to the counsel of the Lead Purchaser, and the Purchasers shall have received all such counterpart originals or certified or other copies of such documents as the Lead Purchaser may reasonably request.

8.4.

Consents and Approvals, Delivery of Documents. Nexus shall have received and shall have provided the Purchasers with copies, satisfactory to counsel of the Lead Purchaser, of all permits, consents, approvals and authorizations which shall be necessary or required to consummate this Agreement and to issue and sell the Shares, the Warrants and the Ordinary Shares issuable upon the conversion of the Warrants.

	8.5.	Termination of Pre-Emptive Rights. At the Closing all pre-emptive rights granted to shareholders of Nexus shall terminate and there shall no longer be any pre-emptive rights in Nexus.

8.6.

Agreement with AMS.  At the Closing AMS shall convert $700,000 of the convertible debenture issued to it on January 15, 2002, at a conversion price of the Price Per Share and Nexus shall repay AMS an amount of $300,000.  A copy of the agreement entered into between Nexus and AMS on March 2003 is attached as Exhibit 5.1.

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8.7.

Management Agreement.  Nexus and the Lead Purchaser shall have entered on or before the Closing into a Management Agreement in the form attached hereto as Exhibit 2.2(vii), pursuant to which the Lead Purchaser shall provide management services to Nexus in consideration for an annual management fee of $180,000 and the Management Agreement shall have been approved by the general meeting of the shareholders of Nexus.

8.8.

Opinion of Nexus’s Counsel. On or prior to the Closing, the Purchaser shall have received from Yigal Arnon & Co., Law Offices, counsel for Nexus, an opinion, dated as of Closing, in form and substance acceptable to the counsel of the Lead Purchaser attached hereto as Exhibit 2.2(viii).

8.9.

Absence of Adverse Changes. With respect to the Closing, there will have been no material adverse change in the financial or business condition of Nexus or its Subsidiaries from the date hereof until the date of Closing in the Purchasers’ sole and absolute judgment.

8.10.

No Judgment or Order. There shall not be on the Closing, any judgment or order of a court of competent jurisdiction or any ruling, regulation or order of any agency applicable to Nexus which would prohibit or have the effect of preventing consummation of the sale of the Shares, the Warrant or the Ordinary Shares issuable upon the execution of the Warrant.

8.11.

Officer’s Certificate. On or prior to the Closing, a certificate from the chief executive officer of Nexus, certifying that the conditions for Closing specified in this Agreement have been fulfilled, and certifying as to the matters set forth in section 3 and in the form attached hereto as  Exhibit 2.2(vi), shall have been delivered to the Purchaser.

	8.12.	AMS Proxy. On or prior to the Closing, Nexus shall deliver to the Lead Purchaser a proxy in the form attached hereto as Exhibit 2.2(x) executed by AMS.

	8.13.	Arrangement with Bank Hapoalim. On or prior to the Closing, Nexus shall have reached satisfactory agreements with Bank in the form attached hereto as Exhibit 2.2(xi).

8.14.

Receipt of Payment from Acelera Puerto Rico. On or prior to the Closing, Nexus shall have received the down payment pursuant to Section 3.3.1 of the License Operation and Supply Agreement between Nexus and Acelera Puerto Rico, dated February 21, 2003.

9.	Miscellaneous.

9.1.

Entire Agreement.  This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof and it supersedes any previous agreement among the parties with respect to such subject matter, including but not limited, to the Term Sheet for a Proposed Investment in Nexus Telocation Systems Ltd., dated December 25, 2002.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by Nexus and a majority in interest of the Purchasers.

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9.2.

Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors of the parties hereto; provided, however, that this Agreement may not be assigned by any party without the prior written consent of the other party hereto, except for assignments by the Purchasers to any corporate entity which controls, is controlled by, or is under common control with such Purchaser.

9.3.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

9.4.

Headings.  The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

9.5.

No Waiver.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, will be deemed to constitute a waiver by the party taking any action of compliance with any representation, warranty or agreement contained herein.  The waiver by any party hereto of any condition or of a breach of any other provision of this Agreement will not operate or be construed as a waiver of any other condition or subsequent breach.  The waiver by any party of any of the conditions precedent to its obligations under the Agreement will not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

9.6.

No Broker. Each of the parties represents, as to itself, its subsidiaries and its affiliates, that no agent, broker, investment banker or other firm or person, is or shall be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with this Agreement.

9.7.	Expenses. Subject to the consummation of the Closing, Nexus shall pay at the Closing reasonable legal and other fees and costs incurred by the Purchasers, in connection with the investment.

9.8.

Notices.  Any notice, request, instruction or other document (each, a “notice”) to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally, faxed or sent by registered or certified mail, postage prepaid,

If to Nexus to: Nexus Telocation Systems Ltd. 1 Korazin Street Givatyim, Israel Fax number: 972-3-5719698

With a copy to: Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv Fax number: 972-3-6087713 Attn. Orly Tsioni, Adv. If to the Purchasers, as set forth in Exhibit A attached hereto.

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9.9.

Taxes. Nexus shall pay all stamp tax or other taxes or duties which may be due in connection with the execution of any of this Agreement and the issuance of the Shares or the Ordinary Shares exercisable under the Warrants.

9.10.

Remedies; Severability. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

9.11.

Governing Law. The Laws of the State of Israel shall govern the validity, performance and enforcement of this Agreement. The parties hereto irrevocably submit to the exclusive jurisdiction of the Courts of Tel-Aviv in respect of any dispute or matter arising out of or connected with this Agreement.

WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the date first above written.

NEXUS TELOCATION SYSTEMS LTD.	DBSI INVESTMENTS LTD.

By:	By:

Title:	Title:

Name:	Name:

POLAR COMMUNICATIONS LTD.	KOONRAS TECHNOLOGIES LTD.

By:	By:

Title:	Title:

Name:	Name:

SHREM, FUDIM, KELNER & CO. LTD.	BPW ISRAEL VENTURES LLC

By:	By:

Title:	Title:

Name:	Name:

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EMERGING MARKETS VENTURES I LP	JACKTAR LIMITED

By:	By:

Title:	Title:

Name:	Name:

ZIV GANI

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